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                             July 16, 2020

       Jesus M. Quintero
       Chief Executive Officer
       Marijuana Co of America, Inc.
       1340 West Valley Parkway, Suite 205
       Escondido CA. 92029

                                                        Re: Marijuana Co of
America, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-239680

       Dear Mr. Quintero:

               We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed July 2, 2020

       General

   1. We note that you are seeking to register the resale of 2,005,000,000 shares of common stock to be sold to
White Lion Capital, LLC under an equity line financing arrangement.
                                                        We further note that
you are proposing to register this resale on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, as amended. Given the size of the offering
relative to the number of outstanding shares held by non-affiliates of the issuer, it appears that
this may be a primary rather than a secondary offering. Because you do not appear to be
eligible to conduct a primary at-the-market offering on Form S-3, you are not eligible to
conduct a primary at-the-market offering under Rule 415(a)(4). Please provide a detailed
analysis as to why you believe you may rely on 415(a)(1)(i) for this transaction. Please
refer to Securities Act Section Compliance and Disclosure
 Jesus M. Quintero
Marijuana Co of America, Inc.
July 16, 2020
Page 2
      Interpretation 139.21 and Securities Act Rules Compliance and Disclosure Interpretation
      612.09 available on our website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameJesus M. Quintero
                                                           Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                           Office of Life
Sciences
July 16, 2020 Page 2
cc:       Tad Mailander
FirstName LastName